UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4) *

ASTROTECH CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

046484200

(CUSIP Number)

Thomas B. Pickens III

201 W. 5th Street, Suite 1275

Austin, Texas 78701

(512) 485-9530

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

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(1)	Names of reporting persons Thomas Boone Pickens III
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States
Number of	(7)	Sole voting power 1,619,184 (1)
shares beneficially owned by	(8)	Shared voting power 0
each reporting person	(9)	Sole dispositive power 1,619,184 (1)
with:	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 1,619,184 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 29.83%
(14)	Type of reporting person (see instructions) IN – Individual

(1)

Represents (i) 696,401 shares of common stock, par value $0.001 per share (“Common Shares”), of Astrotech Corporation, a Delaware corporation (“Issuer”),  (ii) 55,833 Common Shares underlying options to purchase Common Shares, which assumes the exercise of such options at the exercise price in effect on the date of this filing, (iii) 866,950 Common Shares underlying 866,950 shares of series B convertible preferred stock, par value $0.001 per share (“Preferred Shares”), of the Issuer, which assumes the conversion of the Preferred Shares into Common Shares at the conversion price in effect on the date of this filing. The Preferred Shares will automatically become convertible into Common Shares without any auction on the part of the Reporting Person upon receipt of shareholder approval in accordance with NASDAQ Listing Rule 5635(b).

CUSIP No. 046484200	Page 3 of 5

(2)

Based on  4,095,373 Common Shares outstanding as of September 24, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2018, as filed with the Securities and Exchange Commission (the “SEC”) on September 25, 2018, plus the 409,645 Common Shares sold in the October 9, 2018 private placement, as reported in the Issuer’s Current Report on Form 8-K, filed with the SEC on October 12, 2018, 866,950 Common Shares underlying 866,950 Preferred Shares described in footnote (1) and 55,833 Common Shares underlying options to purchase Common Shares, which assumes the exercise of such options at the exercise price in effect on the date of this filing.

This Amendment No. 4 to Schedule 13D (“Amendment No. 3”) relates to a Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on November 21, 2012 (the “Schedule 13D”), an Amendment No. 1 to Schedule 13D filed with the SEC on April 17, 2015 (the “Amendment No. 1”), and an Amendment No. 2 to Schedule 13D filed with the SEC on April 17, 2015 (the “Amendment No. 2”) and Amendment No. 3 to Schedule 13D filed with the SEC on January 10, 2017 (the “Amendment No. 3”). This Amendment No. 4 amends and supplements Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3. Information in the Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 remains in effect except to the extent that it is superseded by the information in this Amendment No. 4. Information given in response to each item shall be deemed to be incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings ascribed to such terms in the Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3.

Item 3.

Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented by adding the following information to Item 3:

On October 9, 2018, the Reporting Person entered into a Securities Purchase Agreement with the Issuer, pursuant to which the Issuer agreed to sell to the Reporting Person an aggregate of 866,950 Preferred Shares at a purchase price equal to $2.35 per share, which was equal to the closing price of the Common Stock on The NASDAQ Capital Market on October 8, 2018, or approximately $2.037 million in the aggregate.  The Preferred Shares are convertible into an aggregate of 866,950 shares of Common Stock.  The Preferred Shares will automatically become convertible into Common Shares without any action on the part of the Reporting Person upon receipt of shareholder approval in accordance with NASDAQ Listing Rule 5635(b).

The source of the funds for the purchase by the Reporting Person was from working capital.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 5.

Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented by adding the following information to Item 5:

(a)As of October 9, 2018, Thomas B. Pickens III (the “Reporting Person”) is the beneficial owner of 1,619,184 shares of Common Stock of the Issuer, representing approximately 29.83% of the Issuer’s issued and outstanding shares. Except as set forth in this Item 5(a), the Reporting Person does not beneficially own any shares of Common Stock of the Issuer.

(b)As of October 9, 2018, the Reporting Person has the sole power to vote and direct the disposition of 1,619,184 shares. The Reporting Person has no rights as a shareholder with respect to any Common Shares covered by the options (including, without limitation, any rights to receive dividends or non-cash distributions with respect to such shares) until the date of exercise of such options by the Reporting Person and the Preferred stock included in the share number has limited voting rights until it is converted to Common Stock pursuant to its terms.

(c)On October 9, 2018, the Reporting Person entered into a Securities Purchase Agreement with the

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Issuer, pursuant to which the Issuer agreed to sell to the Reporting Person an aggregate of 866,950 Preferred Shares at a purchase price equal to $2.35 per share which was equal to the closing price of the Common Stock on The NASDAQ Capital Market on October 8, 2018. The Preferred Shares will automatically become convertible into Common Shares without any action on the part of the Reporting Person upon receipt of shareholder approval in accordance with NASDAQ Listing Rule 5635(b).

(d)Not applicable.

(e)Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 12, 2018

By:	/s/ Thomas B. Pickens III
Thomas B. Pickens III